# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DESIGN THERAPEUTICS, INC., CIK 0001807120
CUSIP: 25056L103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6005 HIDDEN VALLEY ROAD, SUITE 110, CARLSBAD, California (CA), 92011
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-032735
Filed by CIK 0001849306

## Reporting persons
- Light Irrevocable Trust #1 dated April 22, 2019: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 3,834,355; sole dispositive power 0; shared dispositive power 3,834,355; aggregate amount beneficially owned 3,834,355 (6.9% of the class)
- Jason Howerton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: DESIGN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6005 HIDDEN VALLEY ROAD, SUITE 110, CARLSBAD, CA, 92011.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the 'Reporting Persons') are:

Light Irrevocable Trust #1 dated April 22, 2019
Jason Howerton
Address of principal business office or, if none, residence:
Light Irrevocable Trust #1 dated April 22, 2019
241 Ridge Street, Suite 100
Reno, NV 89501

Jason Howerton
2114 Via Tiempo
Cardiff, CA 92007
Citizenship:
Light Irrevocable Trust #1 dated April 22, 2019 - Nevada
Jason Howerton - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

Jason Howerton was the sole trustee of Light Trust Irrevocable Trust #1 ("Light Trust") until October 1, 2024.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is calculated based on 56,621,037 shares of Common Stock outstanding as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Light Irrevocable Trust #1 dated April 22, 2019: /s/ Daniel D. Sands, By Dunham Trust Company, LLC, its Trustee, By Daniel D. Sands, Director of Trust Investments (02/07/2025)
- Jason Howerton: /s/ Jason Howerton, Jason Howerton (02/07/2025)